UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

AM-125 Results

On September 3, 2020, Auris Medical Holding Ltd. (the “Company”) issued a press release announcing positive interim data from its TRAVERS Phase 2 Study with AM-125 in Vertigo, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

AM-201 Results

On May 26, 2020, the Company issued a press release announcing positive top-line data from AM-201 Phase 1b Study in antipsychotic-induced weight gain, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein in its entirety by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 99.1 and 99.2 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-232735) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated September 3, 2020, of Auris Medical Holding Ltd.
99.2	Press Release, dated May 26, 2020, of Auris Medical Holding Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

Date: September 11, 2020	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

2